EXHIBIT 99.1

 Mogo Applies to Extend the Expiry Dates of Certain Warrants

Vancouver, British Columbia, June 13, 2025 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced that it has applied to the Toronto Stock Exchange (the “TSX”) to extend the expiry date of 1,120,371 common share purchase warrants (the “Warrants”). The Warrants were issued pursuant to the Company’s US$27.5 million Registered Direct offering in December 2021 and are currently set to expire on June 13, 2025. The Warrants consist of 101,852 warrants with an exercise price of US$16.875 per common share and 1,018,519 warrants with an exercise price of US$14.10 per common share. Each Warrant entitles the holder thereof to acquire one common share of the Company and all other terms of the Warrants will remain the same.

The Company is seeking to extend the expiry date of the Warrants to June 13, 2026. No insiders of the Company hold any of the Warrants, directly or indirectly. Finalization of this extension is subject to the approval of the TSX and the warrantholders. If such approvals are obtained, this extension will be effective on the date that is ten business days from the date of this press release (the "Effective Date"), and the Warrants cannot be exercised during the period from June 13, 2025 up to the Effective Date.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company with three distinct business lines: wealth, lending, and payments. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets.

Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing solutions, primarily in Europe.

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the extension of the expiry date of the Warrants, including receipt of TSX and warrantholder approval. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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